                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 3

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934,

                          Guaranty National Corporation
                            (Name of Subject Company)

                            Orion Capital Corporation
                                    (Bidder)

                     Common Stock, par value $1.00 Per Share
                         (Title of Class of Securities)

                                    401192109
                      (CUSIP Number of Class of Securities)

                            Michael P. Maloney, Esq.
                               9 Farm Springs Road
                          Farmington, Connecticut 06032
                                 (860) 674-6600
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                    Copy to:

                              John J. McCann, Esq.
                         Donovan Leisure Newton & Irvine
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 632-3000

         This Statement is filed by Orion Capital Corporation ("Orion"). This Statement relates to the tender offer of Orion to purchase all outstanding shares of common stock, par value $1.00 per share (including any associated stock purchase rights) (the "Shares"), of Guaranty National Corporation, a Colorado corporation ("Guaranty"), for $36.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Orion's Offer to Purchase dated November 5, 1997 (the "Original Offer to Purchase"), as supplemented by the Supplement to the Offer to Purchase dated December 1, 1997 (together referred to as the "Offer to Purchase") and the related Letter of Transmittal, which together with amendments or supplements thereto constitute the Offer (the "Offer"). The Offer terminated by its terms on the Expiration Date, December 5, 1997, at 12:00 midnight, New York City time.

         The Offer was made pursuant to the Agreement and Plan of Merger dated October 31, 1997 between Orion and Guaranty, which also provides for the merger (the "Merger") of a wholly-owned subsidiary of Orion with and into Guaranty. If the Merger is consummated, each Share outstanding immediately prior to the time when the Merger becomes effective, other than Shares as to which dissenters' rights of appraisal have been duly and timely asserted and perfected under the Colorado Business Corporation Act, and Shares held by Orion, its wholly-owned subsidiaries or Guaranty, will be converted into the right to receive $36.00 in cash per Share, without interest, all as more fully described in the Offer to Purchase.

         This Statement further amends the Schedule 14D-1 of Orion dated November 5, 1997 previously amended by Amendment No. 1 dated December 1, 1997 and Amendment No. 2 dated December 8, 1997 (as heretofore and hereby amended, the "Schedule 14D-1"). This Statement is being filed solely to restate and reorder the Exhibits filed as a part of Amendment No. 2 to the Schedule 14D-1. This Statement restates the information set forth in Item 11 of Amendment No. 2 to the Schedule 14D-1. Except as otherwise indicated herein, the Schedule 14D-1 remains unchanged in all respects. Capitalized terms not defined herein are deemed defined as set forth in the Offer to Purchase, as previously supplemented, and the Schedule 14D-1.

Item 11.     Material to be Filed as Exhibits.

         (a)(12)  Press release issued on December 8, 1997.

         (c)(7) Notice to Shareholders of Merger of GNC Transition Corp. into Guaranty National Corporation and of Dissenters' Rights and Articles of Merger dated December 6, 1997.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 1997

                                    ORION CAPITAL CORPORATION


                                    By:    /s/ Michael P. Maloney
                                    Name:  Michael P. Maloney
                                    Title: Senior Vice President, Secretary and
                                           General Counsel

                                  EXHIBIT INDEX

Exhibit                            Description

(a)(12)  Press Release issued on December 8, 1997

(c)(7) Notice to Shareholders of Merger of GNC Transition Corp. into Guaranty National Corporation and of Dissenters' Rights and Articles of Merger dated December 6, 1997.